1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2005

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	Press Release dated November 10, 2005

1.2	Quarterly Report dated November 10, 2005

FORWARD-LOOKING STATEMENTS

The Press Release and Quarterly Report of TOM Online Inc. (the “Company”), constituting Exhibits 1.1 and 1.2 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company in mainland China and in other markets, the continued growth of the telecommunications industry in China and in other markets, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China and elsewhere, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies by relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, India and other countries where the Company conducts business operations, including, without limitation, the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see “Item 3 - Key Information - Risk Factors” section of the Company’s annual report on Form 20-F (File No.000-50631) as filed with the United States Securities and Exchange Commission.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: November 10, 2005	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Legal Officer

3

Exhibit 1.1

Press Release

TOM Online Reports 3Q 2005 Net Income Up 77% Year on Year

Wireless music services help drive revenues and profits to record levels

(Hong Kong, November 10, 2005) –TOM Online Inc., (Nasdaq: TOMO; Hong Kong GEM stock code: 8282) (“TOM Online” or “the Company”), a leading wireless Internet company in China, announced today its financial results for the third quarter ended September 30, 2005 (“3Q05”).

During the quarter, TOM Online achieved record levels of revenues and profits as the Company continued to extend its lead in China’s wireless internet marketplace, driven by innovative music-related wireless services and improved margins.

FINANCIAL HIGHLIGHTS:

Total revenues were US$ 45.94 million (“mn”), an increase of 46.3% from the same period last year and up 7.4% from last quarter (“2Q05”).

•	Wireless Internet service revenues were US$ 43.16 mn, representing a 52.7% increase over the same period last year and a 6.1% increase over the previous quarter. Wireless Internet revenues made up 93.9% of the Company’s total quarterly revenues.

•	Net income was US$ 12.88 mn, an increase of 76.9% from the same period last year and up 25.8% from the last quarter.

•	Fully diluted earnings per American Depository Share (“ADS”) were US$ 24.5 cents or US$ 0.31 cents per Hong Kong ordinary share.

•	Balance of cash, short-term bank deposits and marketable securities was approximately US$ 126.07 mn at the end of the third quarter of 2005.

Wang Lei Lei, TOM Online Chief Executive Officer and Executive Director, said: “I’m very pleased to report another solid quarter of performance from TOM Online with both revenues and profits reaching record levels.”

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

Press Release

Business Results

The Company’s unaudited consolidated revenues for the three months ended September 30, 2005 were US$ 45.94 mn, an increase of 46.3% over the same period in 2004 and an increase of 7.4% quarter on quarter (“QoQ”).

Gross profit was US$ 20.25 mn, representing an increase of 49.7% over the same period last year and a 13.9% increase QoQ.

Operating income was US$ 11.5 mn, up 83.1% from the same period last year and 23.1% from last quarter. Operating margins also improved to 25% in the third quarter compared to 21.8% from the last quarter as operating expenses were basically flat QoQ and as business scales.

On July 21, 2005, the People’s Bank of China announced a 2.1% revaluation of the RMB to US$ (or from roughly a RMB 8.28 exchange rate to roughly RMB 8.11 per US$), and a new system to set the value of the RMB against an unspecified basket of currencies. As TOM Online’s functional currency is RMB, the Company recorded a non-operating gain of US$ 1.13 mn due to the appreciation of the RMB relative to its net non-RMB liabilities at the period end.

3Q EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) were US$ 13.5 mn, an increase of 47.4% year on year (“YoY”) and 19.7% QoQ. EBITDA margins were 29.4% for the third quarter, up from 26.4% from the last quarter.

Net Income was US$12.88 mn, an increase of 76.9% YoY and 25.8% QoQ. Net Income margins improved sequentially to 28% in the third quarter, up from 23.9% in the previous quarter.

US GAAP basic earnings per ADS were US$ 24.5 cents for the quarter. US GAAP basic earnings per Hong Kong ordinary share were US$ 0.31 cents for the quarter. Shares used in computing US GAAP basic earnings per ADS were 52.51 mn and shares used in computing US GAAP basic earnings per Hong Kong ordinary share were 4,200 mn.

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

Press Release

US GAAP diluted earnings per ADS were US$ 24.5 cents for the quarter. US GAAP diluted earnings per Hong Kong ordinary share were US$ 0.31 cents for the quarter. Shares used in computing US GAAP diluted earnings per ADS were 52.54 mn shares and shares used in computing US GAAP diluted earnings per Hong Kong ordinary share were 4,203 mn.

Wireless Internet

Total wireless Internet service revenues were US$ 43.16 mn for the third quarter of 2005, an increase of 52.7% from the same period last year and a 6.1% increase QoQ. Wireless Internet revenues accounted for 93.9% of TOM Online’s total revenues in the third quarter.

During the quarter, the Company continued to develop its leadership in the mainland Chinese wireless Internet market and took initial steps to develop new business opportunities. Key activities in the quarter included:

(a) Continuing to develop alliances with media partners in TV, radio and print to more effectively market the Company’s core wireless platform services such as 2.5G services and IVR.

(b) Launching internet music brand “Wanleba” ( www.a8.tom.com ), where the Company leverages its portal to allow singers/songwriters to take advantage of its strong mobile distribution channels, helping to create a new music value chain based around the mobile phone.

(c) Skype Joint Venture — On September 5, 2005, the Company announced that it had established a joint venture with Skype to develop next-generation communication services in the mainland China market.

(d) UMPAY Partnership (Mobile Payments) — On September 13, 2005, TOM Online announced that it will be the wireless and online payment portal partner company of UMPAY (whose shareholders include China Mobile and China UnionPay) and will work with UMPAY to offer more comprehensive mobile payment products to Chinese consumers and merchants.

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

Press Release

SMS (“Short Messaging Service”) revenues in 3Q05 were US$ 17.62 mn, up 14.3% QoQ and an increase of 25.7% from the same period last year. SMS revenues made up 40.8% of TOM Online’s total wireless Internet revenues for the quarter.

During the quarter, SMS revenues were positively impacted by a continued improvement in confirmation rates due to a more stable MISC platform and take-up for its music related SMS services.

MMS (“Multimedia Messaging Service”) revenues for 3Q05 were US$ 3.08 mn, up 17.4% QoQ, but down 9.6% YoY. MMS revenues made up 7% of the Company’s total wireless Internet revenues in the quarter. TOM Online believes its MMS services have potential to continue their rebound due to the MISC platform migration earlier this year. However, as discussed before, TOM Online continues to believe that MMS is a transitory product category and does not expect MMS to be a key business driver to its overall business in coming years.

WAP (“Wireless Application Protocol”) revenues for 3Q05 were US$ 8.36 mn, up 7.1% QoQ and 77% YoY. WAP revenues made up 19.4% of the Company’s total wireless Internet revenues in the quarter. Although TOM Online continues to face headwinds in its WAP business due to the ongoing clean up of “silent users” as per mobile operator policy, the Company still managed reasonable QoQ growth. This was due to increased co-marketing activities with mobile operators who remain interested in promoting WAP services and WAP penetration (or more importantly, “browser-based” mobile Internet services) to Chinese consumers prior to 3G.

IVR (“Interactive Voice Response”) revenues in 3Q05 were US$ 10.51 mn, up 1.9% QoQ, and up 93.1% YoY. IVR revenues made up 24.4% of TOM Online’s total wireless Internet revenues in the quarter. During the quarter the Company continued to develop its relationships with TV and radio partners to promote not only music-related IVR services, but also enable interactive programming by leveraging the functionality of its IVR platform with TV partners. The Company believes these deepened relationships and new products have potential to grow IVR revenues in the near-term from current levels.

CRBT (“Colour Ringback Tones”) revenues in 3Q05 were US$ 2.32 mn, down 28.7% QoQ. TOM Online did not have meaningful CRBT revenues in the same period last year to do a YoY comparison. CRBT revenues made up 5.4% of the Company’s total wireless Internet revenues in the quarter. The CRBT revenue TOM Online receives is based only on per song(s) which users periodically purchase vs. the CRBT service subscription fees which the mobile operators receive 100% of. The Company’s CRBT revenues declined QoQ as it

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

Press Release

partnered more closely during the quarter with mobile operators to offer free CRBT to mobile phone users in a bid to further promote and increase the popularity of CRBT services. This impacted TOM Online’s paid CRBT services, but the Company believes its close partnerships with the mobile operators will stimulate market growth as well as help promote other wireless services it offers.

Other wireless Internet service revenues were US$ 1.26 mn, primarily consisting of revenues from Indiagames. This represented a QoQ growth of 0.6%. TOM Online does not have a YoY comparison as it only started consolidating Indiagames’s revenues in the first quarter. Indiagames’s QoQ performance was stable as its largest mobile operator partner in its Indian home market, transitioned to a new mobile data billing platform which negatively impacted this portion of Indiagames’s business. However, this was offset by growth from other Indian mobile carriers and the US and European markets. Indiagames continued to be a positive contributor to TOM Online’s overall net profits and the Company remains optimistic on the outlook for their mobile game development capabilities to contribute to TOM Online’s business in China.

Online and New Business Opportunities

Online advertising revenues were US$ 2.59 mn in 3Q05, up 41.0% QoQ and up 7.2% YoY. The increase was partly attributable to sales of channel sponsorships to major international brands. As discussed previously, the Company recently also took steps to focus its sales and content activities on core portal channels (e.g. sports, entertainment, music, etc.).

More importantly, with the launch of “Wanleba” music channel/brand, the Company believes it can continue to differentiate itself from many of its pure play wireless service competitors by providing users with a self-generated content publishing platform, that provides these users (singers/songwriters) access to its industry leading wireless distribution channels. Moreover, as handset functionality improves, the Company intends to further develop its portal platforms to enable more user generated content services, including music, literature and video, which can be distributed to the Company’s large wireless Internet user base.

Jay Chang, Chief Financial Officer, commented: “We’re pleased with our results for the third quarter which saw record net profits but more importantly demonstrated solid revenue growth based on our diversified wireless Internet revenue model.”

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

Press Release

The Company announced on September 5, 2005, that it had established a joint venture with Skype to develop next-generation communication services in the mainland China market. The initial stages of the JV will be to focus on the development of a more localized TOM-Skype client for the mainland market and to grow user base. In the coming quarters, TOM Online hopes to begin to develop premium services over the TOM-Skype platform.

On September 13, 2005, TOM Online announced that it will be the wireless and online payment portal partner of UMPAY (whose shareholders include China Mobile and China UnionPay) and work with UMPAY to offer more comprehensive mobile payment products to Chinese consumers and merchants. TOM Online believes that this alliance is an important milestone for the Company’s position as China’s leading wireless Internet Company to provide not only mobile content, but mobile functions, namely payment services, to its end users. Whilst the Company does not foresee any meaningful revenues from this alliance in the near-term, it believes this is a significant new business opportunity, as the Company seeks to link the more than 800 mn bank cards in circulation to over 350 mn mobile phone users, to facilitate a more convenient method of payment in China.

Business Outlook

The following business outlook is based on current information and expectations as of November 10, 2005. For the fourth quarter of 2005 the Company expects total revenues to be between US$46.75 mn and US$47.75 mn.

ENDS

FORWARD-LOOKING STATEMENTS

This document contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

Press Release

performance and business operations of the Company in mainland China and in other markets, the continued growth of the telecommunications industry in China and in other markets, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China and elsewhere, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies by relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, India and other countries where the Company conducts business operations, including, without limitation, the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see “Item 3 – Key Information – Risk Factors” section of the Company’s annual report on Form 20-F (File No.000-50631) as filed with the United States Securities and Exchange Commission.

Conference Call

Following the announcement, TOM Online’s management team will host a conference call at 07:00 AM Eastern Time (20:00 PM Hong Kong Time), November 10, 2005 to present an overview of the company’s financial performance and business operations.

The dial-in numbers for the call are +10800-8520823 (China North), +10800-1520823 (China South), +852-22584002 (Hong Kong), +0800-0967428 (United Kingdom), +877-542-7993 (the United States). The passcode is TOM ONLINE.

The conference call will also be webcast live on http://ir.tom.com.

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

Press Release

About TOM Online Inc.

TOM Online Inc. (Nasdaq: TOMO; HK GEM stock code: 8282) is a leading wireless Internet company in China providing value-added multimedia products and services. A premier online brand in China targeting the young and trendy demographic, the Company’s primary business activities include wireless Internet services and online advertising. The Company offers an array of products such as SMS, MMS, WAP, wireless interactive voice response services, content channels, search and classified information, free and fee-based advanced email and online games. As of September 30, 2005, TOM Online is the only portal in China that enjoyed a top three ranking in every wireless Internet services segment.

Media enquiries:

Rico Ngai

TOM Online Inc.

Tel: +86 (10) 6528-3399 ext 6940

Mob: +86 139-118-95354

E-mail: ricongai@tomonline-inc.com

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

Press Release

UNAUDITED CONSOLIDATED BALANCE SHEETS

	Audited December 31, 2004	Unaudited September 30, 2005
	(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	79,320	85,943
Short term bank deposits	—	1,429
Accounts receivables, net	26,369	32,916

Restricted cash	—	300
Prepayments	4,116	5,776
Deposits and other receivables	2,343	2,392
Due from related parties	159	2,663
Inventories	113	63

Total current assets	112,420	131,482

Available-for-sale debt securities	116,471	38,698

Restricted securities	—	59,503
Investment under cost method	1,494	1,494
Long-term prepayment and deposit	240	54
Property and equipment, net	11,927	13,832
Deferred tax assets	348	357
Goodwill, net	158,494	168,063
Intangibles, net	1,707	1,623

Total assets	403,101	415,106

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	2,778	4,910
Other payables and accruals	10,834	16,987
Income tax payable	543	676
Deferred revenue	122	71

Consideration payable	133,613	—
Due to related parties	20,331	19,544

Total current liabilities	168,221	42,188

Bank loan	—	56,653

Total liabilities	168,221	98,841
Minority interests	456	2,944

	168,677	101,785

Commitments and Contingencies

Shareholders’ equity:
Share capital	4,995	5,392
Paid-in capital	260,867	309,016
Statutory reserves	9,452	9,452

Accumulated other comprehensive losses	(670)	(2,605)

Accumulated deficit	(40,220)	(7,934)

Total shareholders’ equity	234,424	313,321

Total liabilities, minority interests and shareholders’ equity	403,101	415,106

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

Press Release

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended September 30,		Nine months ended September 30,
	2004	2005	2004	2005
	(in thousands of U.S. dollars, except number of shares and per share amounts)
Revenues:

Wireless Internet	28,262	43,158	80,932	117,264
Advertising	2,417	2,590	5,551	6,012
Commercial enterprise solutions	719	193	1,684	723
Internet access	—	—	68	—

Total revenues	31,398	45,941	88,235	123,999

Cost of revenues:

Cost of services	(17,420)	(25,689)	(45,088)	(72,069)
Cost of goods sold	(446)	—	(510)

Total cost of revenues	(17,866)	(25,689)	(45,598)	(72,069)

Gross profit	13,532	20,252	42,637	51,930

Operating expenses:

Selling and marketing expenses	(1,863)	(1,762)	(5,379)	(4,947)
General and administrative expenses	(3,428)	(6,361)	(8,280)	(16,286)
Product development expenses	(219)	(428)	(632)	(1,044)
Amortization of intangibles	(1,746)	(208)	(4,376)	(767)

Total operating expenses	(7,256)	(8,759)	(18,667)	(23,044)

Income from operations	6,276	11,493	23,970	28,886
Other income/ (loss):

Net interest income	1,044	274	1,956	2,089
Exchange gain	—	1,132	—	1,132
Gain on disposal of available-for-sale securities	—	—	—	450
Loss on issue of shares by a subsidiary	—	—	—	(69)

Income before tax	7,320	12,899	25,926	32,488
Income tax benefit/ (expenses)	55	106	48	(6)

Income after tax	7,375	13,005	25,974	32,482
Minority interests	(92)	(123)	(266)	(196)

Net income attributable to shareholders	7,283	12,882	25,708	32,286

Earnings per ordinary share – basic (cents):	0.19	0.31	0.73	0.79

Earnings per ordinary share – diluted (cents):	N/A	0.31	N/A	0.79

Earnings per ADS – basic (cents):	15.3	24.5	58.0	63.4

Earnings per ADS – diluted (cents):	N/A	24.5	N/A	63.4

Weighted average number of shares used in computing Earnings Per Share:
Ordinary shares, basic	3,800,000,000	4,200,439,916	3,544,525,547	4,073,373,960
Ordinary shares, diluted	N/A	4,203,069,703	N/A	4,074,260,188

American Depositary Shares, basic	47,500,000	52,505,499	44,306,569	50,917,174
American Depositary Shares, diluted	N/A	52,538,371	N/A	50,928,252

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

Press Release

UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of shares	Share capital	Paid-in capital	Statutory reserves	Accumulated other comprehensive losses	Accumulated deficit	Total shareholders’ equity
	(in thousands of U.S. dollars, except number of shares)
Balance as of January 1, 2004	2,800,000,000	3,590	75,551	1,552	(55)	(66,228)	14,410
Issuance of shares pursuant to Initial Public Offering	1,000,000,000	1,282	192,528	—	—	—	193,810
Share issuing expenses	—	—	(26,018)	—	—	—	(26,018)
Appropriation to statutory reserves	—	—	—	7,900		(7,900)	—
Unrealized loss on securities	—	—	—	—	(200)	—	(200)
Net income for the period	—	—	—	—	—	25,708	25,708

Balance as of September 30, 2004	3,800,000,000	4,872	242,061	9,452	(255)	(48,420)	207,710

Balance as of January 1, 2005	3,896,200,000	4,995	260,867	9,452	(670)	(40,220)	234,424
Issue of earn-out shares	304,155,503	390	47,158	—	—	—	47,548
Issue of shares on exercise of options	5,190,000	7	991	—	—	—	998
Unrealized loss on securities	—	—	—	—	(2,436)	—	(2,436)
Exchange gain	—	—	—	—	501	—	501
Net income for the period	—	—	—	—	—	32,286	32,286

Balance as of September 30, 2005	4,205,545,503	5,392	309,016	9,452	(2,605)	(7,934)	313,321

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

Exhibit 1.2

(Stock Code: 8282)

CHARACTERISTICS OF GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

1

FORWARD-LOOKING STATEMENTS

This announcement contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company in mainland China and in other markets, the continued growth of the telecommunications industry in China and in other markets, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China and elsewhere, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies by relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, India and other countries where the Company conducts business operations, including, without limitation, the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see “Item 3 – Key Information – Risk Factors” section of the Company’s annual report on Form 20-F (File No. 000-50631) as filed with the United States Securities and Exchange Commission.

(Stock Code: 8282)

THIRD QUARTERLY RESULTS FOR 2005

HIGHLIGHTS

For the third quarter of 2005:

•	Total revenues were US$45.94 mn, an increase of 46.3% from the same period last year and up 7.4% from last quarter.

•	Wireless Internet revenues were US$43.16 mn, representing a 52.7% increase over the same period last year and a 6.1% increase over the previous quarter. Wireless Internet revenues made up 93.9% of our total quarterly revenues.

•	Net Income was US$12.88 mn, an increase of 76.9% from the same period last year and up 25.8% from the last quarter.

•	Fully diluted earnings per ADS were US$24.5 cents or US$0.31 cents per common share.

•	Our balance of cash, short-term bank deposits and marketable securities was approximately US$126.07 mn at the end of the third quarter 2005.

CHAIRMAN’S STATEMENT

I am pleased to announce the unaudited results of TOM Online Inc. (the “Company” or “TOM Online”) and its subsidiaries (collectively referred to as the “Group”) for the third quarter ended September 30, 2005.

FINANCIAL HIGHLIGHTS

During the quarter, the Company achieved record level of revenues and net income.

For the third quarter of 2005:

•	Total revenues were US$45.94 million (“mn”), an increase of 46.3% from the same period last year and up 7.4% from the last quarter.

•	Wireless Internet revenues were US$43.16 mn, representing a 52.7% increase over the same period last year and a 6.1% increase over the previous quarter. Wireless Internet revenues made up 93.9% of our total quarterly revenues.

•	Net Income was US$12.88 mn, an increase of 76.9% from the same period last year and up 25.8% from the last quarter.

•	Fully diluted earnings per American Depository Share (“ADS”) were US$24.5 cents or US$0.31 cents per common share.

•	Our balance of cash, short-term bank deposits and marketable securities was approximately US$126.07 mn at the end of the third quarter 2005.

3RD QUARTER 2005 - FINANCIAL PERFORMANCE REVIEW

The Company’s unaudited consolidated revenues for the three months ended September 30, 2005 were US$45.94 mn, an increase of 46.3% over the same period in 2004 and an increase of 7.4% quarter on quarter (“QoQ”).

Wireless Internet revenues were US$43.16 mn, representing a 52.7% increase over the same period last year and a 6.1% increase over the previous quarter. Wireless Internet revenues made up 93.9% of our total quarterly revenues.

Online advertising revenues were US$2.59 mn, representing a 41.0% increase QoQ, and up 7.2% year on year (“YoY”), as our newly focused online advertising sales activities have begun to show results.

Gross profit was US$20.25 mn, representing an increase of 49.7% over the same period last year and a 13.9% increase QoQ. Gross margins improved markedly to 44.1%, from 41.6% in the previous quarter. Although this improvement in gross margins was helped somewhat by sequential growth in our online advertising business, the majority of this was due to a US$1.26 mn gross profit benefit as we had under estimated revenue confirmation rates from China Mobile, primarily in our SMS business, in prior periods. This under estimation occurred as we expected revenue confirmation rates to have stayed low as China Mobile continues to transition its mobile data billing systems from a centralized model to individual provincial locations. However instead, confirmation rates continued to improve, exceeding our expectations and well above historical levels. Whilst we have recognized under accrued revenues in prior periods, the magnitude in 3Q05 was the most significant. We have since adjusted our revenue confirmation rate estimates to reflect higher levels going forward, based on these new trends. Excluding this US$1.26 mn gross profit benefit, our gross margins would have been around 43.1%.

Operating income was US$11.49 mn up 83.1% from the same period last year and 23.1% from the last quarter. Operating margins also improved to 25.0% in the third quarter compared to 21.8% from the last quarter as our operating expenses were basically flat QoQ and as our business scales.

For the third quarter, net interest income was US$0.27 mn, down from previous levels due to an increase in interest expenses.

On July 21, 2005, the People’s Bank of China announced a 2.1% revaluation of the RMB to US$ (or from roughly a RMB8.28 exchange rate to roughly RMB8.11 per US$), and a new system to set the value of the RMB against an unspecified basket of currencies. As our functional currency is RMB, we recorded a non-operating gain of US$1.13 mn due to the appreciation of the RMB relative to our net non-RMB liabilities at the period end.

In the third quarter, we also recognized a net US$0.11 mn in income tax credit. This was primarily due to the recording of a tax benefit in our Indiagames subsidiary related to prior period income tax over provisions.

3Q EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) were US$13.5 mn, an increase of 47.4% YoY and 19.7% QoQ. EBITDA margins were 29.4% for the third quarter up from 26.4% from the last quarter.

Net Income was US$12.88 mn, an increase of 76.9% YoY and 25.8% QoQ. Net Income margins improved sequentially to 28% in the third quarter, up from 23.9% in the previous quarter.

US GAAP basic earnings per ADS were US$24.5 cents for the quarter. US GAAP basic earnings per Hong Kong ordinary share were US$0.31 cents for the quarter. Shares used in computing US GAAP basic earnings per ADS were 52.51 mn and shares used in computing US GAAP basic earnings per Hong Kong ordinary share were 4,200 mn.

US GAAP diluted earnings per ADS were US$24.5 cents for the quarter. US GAAP diluted earnings per Hong Kong ordinary share were US$0.31 cents for the quarter. Shares used in computing US GAAP diluted earnings per ADS were 52.54 mn shares and shares used in computing US GAAP diluted earnings per Hong Kong ordinary share were 4,203 mn.

Our balance of cash, short-term bank deposits and marketable securities was approximately US$126.07 mn at the end of the third quarter 2005.

BUSINESS REVIEW

Wireless Internet Services

Total wireless Internet service revenues were US$43.16 mn for the third quarter of 2005, an increase of 52.7% from the same period last year and a 6.1% increase QoQ. Wireless Internet revenues accounted for 93.9% of our total revenues in the third quarter.

During the quarter, we continued to develop our leadership in the mainland Chinese wireless Internet market and took initial steps to develop new business opportunities. Key activities in the quarter included:

(a)	During the quarter, we continued to develop our alliances with media partners in TV, radio and print to more effectively market our core wireless platform services such as 2.5G services and IVR.

(b)	In addition, we launched our “Wanleba” Internet music brand, where we leverage our portal to allow singers/songwriters to take advantage of our strong mobile distribution channels, helping to create a new music value chain based around the mobile phone.

(c)	Skype Joint Venture (“JV”) — On September 5, 2005, we announced that we had established a joint venture with Skype to develop next-generation communication services in the mainland China market together.

(d)	UMPAY Partnership (Mobile Payments) — On September 13, 2005, we announced that we will be the wireless and online payment portal company partner of UMPAY (whose shareholders include China Mobile and China UnionPay) and will work with UMPAY to offer more comprehensive mobile payment products to Chinese consumers and merchants.

SMS services

SMS (“Short Messaging Service”) revenues in 3Q05 were US$17.62 mn, up 14.3% QoQ and an increase of 25.7% from the same period last year. SMS revenues made up 40.8% of our total wireless Internet revenues for the quarter. Previously, we were cautious that factors for 2Q05’s strong performance were seasonal and might not be repeated in 3Q05. However, during the quarter, not only were our SMS revenues positively impacted by a continued improvement in confirmation rates due to a more stable MISC platform, but new user growth and take-up for our music related SMS services (such as our “Music Unlimited” SMS service) through TV and print channels contributed to continued solid sequential growth.

2.5G services

MMS (“Multimedia Messaging Service”) revenues for 3Q05 were US$3.08 mn, up 17.4% QoQ, but down 9.6% YoY. MMS revenues made up 7% of our total wireless Internet revenues in the quarter. We believe our MMS services have potential to continue their rebound due to the MISC platform migration earlier this year. However as discussed before, we continue to believe that MMS is a transitory product category and do not expect MMS to be a key business driver to our overall business in coming years.

WAP (“Wireless Application Protocol”) revenues for 3Q05 were US$8.36 mn, up 7.1% QoQ and 77% YoY. WAP revenues made up 19.4% of our total wireless Internet revenues in the quarter. Although we continue to face headwinds in our WAP business due to the ongoing clean up of “silent users” as per mobile operator policy, we still managed reasonable QoQ growth. This was due to increased co-marketing activities with mobile operators who remain interested to promote WAP services and WAP penetration (or more importantly “browser-based” mobile Internet services) to Chinese consumers prior to 3G.

Voice services

IVR (“Interactive Voice Response”) revenues in 3Q05 were US$10.51 mn, up 1.9% QoQ, and up 93.1% YoY. IVR revenues made up 24.4% of our total wireless Internet revenues in the quarter. During the quarter, we continued to develop our relationships with TV and radio partners to promote not only our music-related IVR services, but by leveraging the functionality of our IVR platform with TV partners, enable interactive programming. We believe these deepened relationships and new products have potential to grow IVR revenues in the near-term from current levels.

CRBT (“Colour Ringback Tones”) revenues in 3Q05 were US$2.32 mn, down 28.7% QoQ. We did not have meaningful CRBT revenues in the same period last year to do a YoY comparison. CRBT revenues made up 5.4% of our total wireless Internet revenues in the quarter. We earn revenue on a per song basis which is periodically purchased by users whilst the mobile operators receive all CRBT service subscription fees. Our CRBT revenues declined QoQ as we partnered more closely during the third quarter with the mobile operators to offer free CRBT to mobile phone users in a bid to further promote and increase the popularity of CRBT services. This impacted our paid CRBT services, but we believe our close partnership with the mobile operators will stimulate market growth as well as help promote other wireless services we offer.

Other wireless Internet services

In 3Q, other wireless Internet services revenues were US$1.26 mn, primarily consisting of revenues from Indiagames. This represented QoQ growth of 0.6%. We do not have a YoY comparison as we only consolidated Indiagames’s revenues beginning in 1Q05. Indiagames QoQ performance was stable, due to that in its home market India, Indiagames’s largest mobile operator partner transitioned to a new mobile data billing platform negatively impacting this portion of Indiagames’s business. However this was offset by growth from other Indian mobile carriers and the USA and European markets. Indiagames continued to be a positive contributor to our overall net profits and we remain optimistic on the outlook for their mobile game development capabilities to contribute to our business in China.

Portal and Online advertising

Online advertising revenues were US$2.59 mn in 3Q05, up 41.0% QoQ and up 7.2% YoY. As discussed previously, we recently took steps in the quarter to focus our sales and content activities on our core portal channels (e.g. sports, entertainment, music, etc.) with good preliminary results.

More importantly, with the launch of our “Wanleba” music channel/brand, we believe we continue to differentiate ourselves from many of our pure play wireless service provider competitors by providing user’s with a self-generated content publishing platform, that provides these users (singers/songwriters) access to our industry leading wireless distribution channels. Moreover as handset functionality improves, we intend to further develop our portal platforms to enable more user generated content services, including music, literature and video, which can be distributed to our large wireless Internet user base.

NEW BUSINESS OPPORTUNITIES

Skype JV

On September 5, 2005, we announced that we had established a joint venture with Skype to develop next-generation communication services in the mainland China market. The initial stages of our JV will be to focus on the development of a more localized TOM-Skype client for the mainland market and to grow our user base. At the end of October 2005, we had over 5.2 mn registered TOM-Skype users, up from the 3.4 mn registered users we had at the time we announced the JV. In the coming quarters, we also hope to begin to develop premium services over the TOM-Skype platform.

UMPAY alliance

On September 13, 2005, we announced that we will be the wireless and online payment portal partner of UMPAY (whose shareholders include China Mobile and China UnionPay) and work with UMPAY to offer more comprehensive mobile payment products to Chinese consumers and merchants. We believe that this alliance is an important milestone for our Company as China’s leading wireless Internet Company to provide not only mobile content, but mobile functions, namely payment services, to our end users. Whilst we do not foresee any meaningful revenues from this alliance in the near-term, we believe this is a significant new business opportunity for us, as we seek to link the more than 800.0 mn bank cards in circulation to the over 350.0 mn mobile phone users, to facilitate a more convenient method of payment in China.

BUSINESS OUTLOOK

With a stabilized environment for the Company’s wireless Internet business and continued enhancement of its online services, I believe the Company’s prospects for the remainder of the year continue to be attractive and I expect continued growth in both revenues and net income on an annual basis.

I would like to thank the Board of Directors and all of the Company’s employees for their hard work, support and dedication.

/s/ Frank Sixt
Frank Sixt

Chairman

Hong Kong, November 10, 2005

UNAUDITED CONSOLIDATED BALANCE SHEETS

	Note	Audited December 31, 2004	Unaudited September 30, 2005
	(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents		79,320	85,943
Short term bank deposits		—	1,429
Accounts receivables, net		26,369	32,916
Restricted cash		—	300
Prepayments		4,116	5,776
Deposits and other receivables		2,343	2,392
Due from related parties	7	159	2,663
Inventories		113	63

Total current assets		112,420	131,482

Available-for-sale securities		116,471	38,698
Restricted securities		—	59,503
Investment under cost method		1,494	1,494
Long-term prepayment and deposit		240	54
Property and equipment, net		11,927	13,832
Deferred tax assets		348	357
Goodwill, net		158,494	168,063
Intangibles, net		1,707	1,623

Total assets		403,101	415,106

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable		2,778	4,910
Other payables and accruals		10,834	16,987
Income tax payable		543	676
Deferred revenue		122	71
Consideration payable		133,613	—
Due to related parties		20,331	19,544

Total current liabilities		168,221	42,188
Bank loan	5	—	56,653

Total liabilities		168,221	98,841
Minority interests		456	2,944

		168,677	101,785
Commitments and Contingencies

Shareholders’ equity:
Share capital		4,995	5,392
Paid-in capital		260,867	309,016
Statutory reserves		9,452	9,452
Accumulated other comprehensive losses		(670)	(2,605)
Accumulated deficit		(40,220)	(7,934)

Total shareholders’ equity		234,424	313,321

Total liabilities, minority interests and shareholders’ equity		403,101	415,106

The accompanying notes are an integral part of these consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

		Three months ended September 30,		Nine months ended September 30,
	Note	2004	2005	2004	2005
		(in thousands of U.S. dollars, except number of shares and per share amounts)
Revenues:
Wireless Internet		28,262	43,158	80,932	117,264
Advertising		2,417	2,590	5,551	6,012
Commercial enterprise solutions		719	193	1,684	723
Internet access		—	—	68	—

Total revenues		31,398	45,941	88,235	123,999

Cost of revenues:
Cost of services		(17,420)	(25,689)	(45,088)	(72,069)
Cost of goods sold		(446)	—	(510)	—

Total cost of revenues		(17,866)	(25,689)	(45,598)	(72,069)

Gross profit		13,532	20,252	42,637	51,930

Operating expenses:
Selling and marketing expenses		(1,863)	(1,762)	(5,379)	(4,947)
General and administrative expenses		(3,428)	(6,361)	(8,280)	(16,286)
Product development expenses		(219)	(428)	(632)	(1,044)
Amortization of intangibles		(1,746)	(208)	(4,376)	(767)

Total operating expenses		(7,256)	(8,759)	(18,667)	(23,044)

Income from operations		6,276	11,493	23,970	28,886
Other income/ (loss):
Net interest income		1,044	274	1,956	2,089
Exchange gain	6	—	1,132	—	1,132
Gain on disposal of available-for-sale securities		—	—	—	450
Loss on issue of shares by a subsidiary		—	—	—	(69)

Income before tax		7,320	12,899	25,926	32,488
Income tax benefit/ (expenses)	2	55	106	48	(6)

Income after tax		7,375	13,005	25,974	32,482
Minority interests		(92)	(123)	(266)	(196)

Net income attributable to shareholders		7,283	12,882	25,708	32,286

Earnings per ordinary share – basic (cents):	3	0.19	0.31	0.73	0.79

Earnings per ordinary share – diluted (cents):	3	N/A	0.31	N/A	0.79

Earnings per ADS – basic (cents):	3	15.3	24.5	58.0	63.4

Earnings per ADS – diluted (cents):	3	N/A	24.5	N/A	63.4

Weighted average number of shares used in computing Earnings Per Share:
Ordinary shares, basic	3	3,800,000,000	4,200,439,916	3,544,525,547	4,073,373,960
Ordinary shares, diluted	3	N/A	4,203,069,703	N/A	4,074,260,188

American Depositary Shares, basic	3	47,500,000	52,505,499	44,306,569	50,917,174
American Depositary Shares, diluted	3	N/A	52,538,371	N/A	50,928,252

The accompanying notes are an integral part of these consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of shares	Share capital	Paid-in capital	Statutory reserves	Accumulated other comprehensive losses	Accumulated deficit	Total shareholders’ equity
	(in thousands of U.S. dollars, except number of shares)
Balance as of January 1, 2004	2,800,000,000	3,590	75,551	1,552	(55)	(66,228)	14,410
Issuance of shares pursuant to Initial Public Offering	1,000,000,000	1,282	192,528	—	—	—	193,810
Share issuing expenses	—	—	(26,018)	—	—	—	(26,018)
Appropriation to statutory reserves	—	—	—	7,900		(7,900)	—
Unrealized loss on securities	—	—	—	—	(200)	—	(200)
Net income for the period	—	—	—	—	—	25,708	25,708

Balance as of September 30, 2004	3,800,000,000	4,872	242,061	9,452	(255)	(48,420)	207,710

Balance as of January 1, 2005	3,896,200,000	4,995	260,867	9,452	(670)	(40,220)	234,424
Issue of earn-out shares	304,155,503	390	47,158	—	—	—	47,548
Issue of shares on exercise of options	5,190,000	7	991	—	—	—	998
Unrealized loss on securities	—	—	—	—	(2,436)	—	(2,436)
Exchange gain (note 6)	—	—	—	—	501	—	501
Net income for the period	—	—	—	—	—	32,286	32,286

Balance as of September 30, 2005	4,205,545,503	5,392	309,016	9,452	(2,605)	(7,934)	313,321

The accompanying notes are an integral part of these consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,
	2004	2005
	(in thousands of U.S. dollars)
Cash flow from operating activities:
Net income	25,708	32,286
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangibles	4,376	767
Amortization of investments’ premium	190	290
Allowance for doubtful accounts	450	666
Depreciation	3,044	5,111
Deferred income tax	(55)	—
Minority interests	266	196

Exchange gain, net	—	(1,081)
Loss on disposal of property and equipment	—	81
Gain on disposal of available-for-sale securities	—	(450)
Loss on issue of shares by a subsidiary	—	69

Change in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(10,603)	(4,701)
Prepayments	(3,861)	(869)
Deposits and other receivables	(216)	(74)
Due from related parties	(52)	(43)
Inventories	(217)	51
Long-term prepayment and deposits	63	—
Accounts payable	(2)	1,563
Other payables and accruals	983	6,074
Income tax payable	(3)	(303)
Deferred revenue	(253)	(51)
Due to related parties	(10)	(764)

Net cash provided by operating activities	19,808	38,818

Cash flow from investing activities:
Payments for purchase of property and equipment	(6,773)	(6,449)
Cash paid for short term bank deposits	—	(1,449)
Cash paid for entrusted loan provided to a related party	—	(2,461)
Payment for purchase of intangibles	(1,663)	—
Investment in bonds	(118,883)	—
Long-term investment	(1,495)	—
Cash received on disposal of available-for-sale securities	—	16,392
Payments for acquisitions	(12,196)	(99,937)

Net cash used in investing activities	(141,010)	(93,904)

Cash flow from financing activities:
Issue of ordinary shares, net of issuing expenses	168,762	—
IPO share issuing expenses	—	(803)
Cash received from issue of shares by a subsidiary, net of issuing expenses	—	3,985
Bank loan, net of handling charges	—	56,539
Cash received from the exercise of share options	—	998

Net cash provided by financing activities	168,762	60,719

Net increase/(decrease) in cash and cash equivalents	47,560	5,633
Cash and cash equivalents, beginning of period	22,636	79,320
Foreign currency translation	—	990

Cash and cash equivalents, end of period	70,196	85,943

Supplemental disclosures of cash flow information
Cash (paid)/received during the period:
Cash paid for income taxes	(3)	(154)
Interest received	2,526	3,681
Non-cash activities:
Property and equipment transferred from TOM Group	7	—
Outstanding payment for listing expenses	970	—

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of preparation and accounting policies

TOM Online Inc. (the “Company” or “TOM Online”) and its subsidiaries are collectively referred to as the “Group”.

The accompanying unaudited consolidated financial statements have been prepared in accordance with US GAAP. A reconciliation summary of the principal differences between US GAAP and HK GAAP is presented under note 9.

The accounting policies and methods of computation used in the preparation of these consolidated financial statements are consistent with those used in the annual report for the year ended December 31, 2004.

2. Taxation

Under the current laws of the Cayman Islands, the Company is not subject to income taxes.

Pursuant to the PRC Income Tax Laws, the Group is generally subject to enterprise income tax (“EIT”) at a statutory rate of 33% and companies located within special economic zones are entitled to a 15% preferential rate. Certain companies were also granted a full exemption from EIT for the first three years of operation including the year of incorporation and a 50% reduction for the following three years.

Hong Kong profits tax has not been provided as the Group has no estimated assessable profit in Hong Kong for the nine months ended September 30, 2005 (2004: Nil).

Taxes on income assessable in India have been calculated at the rates of tax prevailing in that country in which the Group operates its subsidiary, Indiagames, based on existing legislation, interpretations and practices in respect thereof.

3. Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share for the three months and nine months ended September 30, 2005, is based on:

•	the respective unaudited consolidated net income attributable to shareholders of US$12,882,000 and US$32,286,000 (2004: US$7,283,000 and US$25,708,000);

•	the weighted average number of 4,200,439,916 and 4,073,373,960 (2004: 3,800,000,000 and 3,544,525,547) ordinary shares outstanding during the periods; and

•	52,505,499 and 50,917,174 (2004: 47,500,000 and 44,306,569) American Depositary Shares (ADS) outstanding during the periods.

(b) Diluted earnings per share

The calculation of diluted earnings per share for the three months and nine months ended September 30, 2005, is based on:

•	the same net income data in 3 (a);

•	the weighted average number of 4,203,069,703 and 4,074,260,188 (2004: N/A and N/A) ordinary shares, after adjusting for the effects of all dilutive potential shares during the periods; and

•	52,538,371 and 50,928,252 (2004: N/A and N/A) ADS outstanding during the periods.

At the end of September 2005, stock options were exercised by certain employees, as a result of which the Company issued new ordinary shares totaling 5,190,000 at an exercise price of HK$1.50. The newly issued shares were included in the computation of basic earnings per share for the three months and nine months ended September 30, 2005, in the proportion of the period they became outstanding.

4. Dividends

There were no dividends declared, made or paid by the Group for the nine months ended September 30, 2005 (2004: Nil).

5. Bank loan

In April 2005, the Group secured a 4-year bank loan facility with the Bank of China (Hong Kong) Limited amounting to US$57,000,000 bearing interest rate at 3 months LIBOR + 0.23%. Debt securities with total face value of US$60,000,000 were pledged as collateral for the total value of the loan. On April 29, 2005, the Group drew down US$35,000,000 to fund the payment of acquisitions. On July 28, 2005, the Company drew down the balance of the loan from the Bank of China amounting to US$22,000,000.

6. RMB appreciation

On July 21, 2005, the People’s Bank of China announced a 2.1% revaluation of the RMB to US$ (or from roughly a RMB8.28 exchange rate to roughly RMB8.11 per US$), and a new system to set the value of the RMB against an unspecified basket of currencies. Our functional currency is RMB and a gain of US$1,132,000 was recorded in the consolidated statements of operations due to the appreciation of RMB. This exchange gain was associated with our net non-RMB liability at the period end. Our available-for-sale investments are excluded from the quantification for the exchange difference to be captured in the consolidated statements of operations, due to the Group’s accounting policy required the change in fair value of the available for sale investments (including the exchange difference) to be recorded in other comprehensive gain/ loss account in the equity directly. While our reporting currency is the US$, we recorded an exchange gain of approximately US$501,000 separately in “Other comprehensive losses” upon the translation of our financial statements in our functional currency, RMB, into our reporting currency, US$.

7. Entrusted loan

On September 2, 2005, the Company through its variable interest entity, Beijing Lei Ting Wan Jun Network Technology Limited (“Wan Jun”) made a secured loan (by way of an entrusted loan) in the sum of US$2,461,000 to Huayi Brothers Advertising Limited (a company in which TOM Group Limited has a 27% interest). The loan bears interest at 7% per annum and matures on September 1, 2006. The loan is included in the amount due from related parties in the consolidated balance sheets.

8. Sanction by China Unicom

In late July 2005, China Unicom notified several major Service Providers (“SPs”), including Wan Jun, of a temporary suspension of the settlement of service fees, because of complaints it received from mobile phone users pertaining to services rendered during the period from January 2005 to June 2005. According to the notice received by Wan Jun on July 28, 2005, China Unicom received complaints from users regarding the provisions of SMS, which may be in breach of certain conditions of the agreement with the mobile operator. At the time of this notice, the amount of receivable from China Unicom for the period from May 2005 to June 2005 was US$2,407,000. In September 2005, in the course of China Unicom’s investigation, Wan Jun received two sanction notices from China Unicom with a fine of US$209,000. After payment of this fine, Unicom has resumed payment of service fees to us. We do not expect any further fines or sanctions from this issue and we would continue to strengthen internal control on our wireless Internet services.

9. Summary of principal difference between US GAAP and HK GAAP

	Three months ended September 30,		Nine months ended September 30,
	2004	2005	2004	2005
	(in thousands of U.S. dollars)
Net income attributable to shareholders under US GAAP	7,283	12,882	25,708	32,286
Reconciliation adjustments, net of tax:
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP	1,615	—	4,135	—
Stock compensation cost recognized under HK GAAP *	(1,802)	(1,194)	(4,552)	(3,813)

Net income attributable to shareholders under HK GAAP	7,096	11,688	25,291	28,473

*	Since January 1, 2005, the Group has adopted the Hong Kong Financial Reporting Standard 2 “Share-based Payment” (“HKFRS2”), which requires an entity to recognize share-based payment transactions in its financial statements, including transactions with its employees or other parties to be settled in cash, other assets, or equity instruments of the entity, with compensation expense for share options granted recognized at the date of grant and amortized over the vesting period. This new standard has been retrospectively applied and the comparative figures have been restated accordingly.

	December 31, 2004	September 30, 2005
	(in thousands of U.S. dollars)
Total assets under US GAAP	403,101	415,106
Reconciliation adjustments, net of tax: Reversal of amortization of intangibles	5,040	5,040

Total assets under HK GAAP	408,141	420,146

	December 31, 2004	September 30, 2005
	(in thousands of U.S. dollars)
Net assets under US GAAP	234,424	313,321
Reconciliation adjustments, net of tax: Reversal of amortization of intangibles	5,040	5,040

Net assets under HK GAAP	239,464	318,361

MANAGEMENT GUIDANCE FOR THE FOURTH QUARTER OF 2005

The Company’s management estimates that its total revenues for the fourth quarter will be between US$46.75 mn and US$47.75 mn.

RECONCILIATION FROM US GAAP INCOME FROM OPERATIONS TO EBITDA

	Three months ended September 30,		Nine months ended September 30,
	2004	2005	2004	2005
	(in thousands of U.S. dollars)
Income from operations	6,276	11,493	23,970	28,886
Add back: Depreciation	1,139	1,801	3,044	5,111
Amortization	1,746	208	4,376	767

EBITDA	9,161	13,502	31,390	34,764

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with US GAAP, the Company uses non-GAAP financial measures for EBITDA, which is adjusted from results based on US GAAP, to exclude certain non-recurring adjustments, in analyzing its financial results. These non-GAAP measures are provided to enhance the user’s overall understanding of the Company’s current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by excluding certain adjustments that did not or are not in the future expected to result in cash payments. In particular, the adjusted presentation may be useful for investors to assess the impact of recent and future acquisitions.

Although the Company has historically reported US GAAP results to investors, the Company believes the inclusion of non-GAAP financial measures provides further clarity in its financial reporting. These non-GAAP financial measures may be different from non-GAAP financial measures used by other companies, and should be considered in addition to results prepared in accordance with US GAAP, but should not be considered a substitute for or superior to US GAAP measures.

The non-GAAP financial measure included in this report has been reconciled to the nearest US GAAP measure.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the nine months ended September 30, 2005, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed shares.

DEFINITIONS

“China Mobile”	China Mobile Communications Corporation

“China Unicom”	China United Telecommunications Corporation

“Company”, “our Company”, “we”, “our” and “TOM Online”	TOM Online Inc.

“Director(s)”	the director(s) of the Company

“GEM”	the Growth Enterprise Market of the Stock Exchange

“GEM Listing Rules”	the Rules Governing the Listing of Securities on the GEM

“Group”	the Company and its subsidiaries

“HK GAAP”	the generally accepted accounting principles in Hong Kong

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Indiagames”	Indiagames Limited

“PRC” or “China”	the People’s Republic of China

“Puccini Group”	Puccini International Limited and its subsidiaries

“RMB”	Renminbi, the lawful currency of the PRC

“Skype”	Skype Technologies, S.A.

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“TOM Group”	TOM Group Limited

“Treasure Base Group”	Treasure Base Investments Limited and its subsidiaries

“US$”	United States dollars, the lawful currency of the United States of America

“US GAAP”	the generally accepted accounting principles in the United States of America

As at the date thereof, the directors of the Company are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:

Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman)	Mr. Gordon Kwong
Mr. Jay Chang	Mr. Sing Wang (Vice Chairman)	Mr. Ma Wei Hua
Mr. Peter Schloss	Ms. Tommei Tong	Dr. Lo Ka Shui
Ms. Elaine Feng
Mr. Fan Tai	Alternate Director:
Mr. Wu Yun	Mrs. Susan Chow (Alternate to Mr. Frank Sixt)

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of the Company at www.tom.com.

*	for identification purpose